PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

07024746

BY COURIER

No/Date : F/D1 : 354 | 15-6-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

SUPPL

RECEIVED
JUN 22 2007
WASH. D.C. 185 SECTION PROCESSING

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement of dividend declaration.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

PROCESSED
JUN 29 2007
THOMSON
FINANCIAL

Dlw 6/26

Enclosure
- An announcement of dividend declaration

PUBLIC POWER CORPORATION S.A.

PAYMENT OF DIVIDEND FOR THE FISCAL YEAR 2006

The PUBLIC POWER CORPORATION S.A. announces that, in accordance with the decision of the 5th Annual General Meeting of Shareholders on June 15, 2007, the dividend for the fiscal year 2006 amounts to Euro 0.16 (sixteen cents) per share. Shareholders on record at the end of the Athens Stock Exchange's trading session on June 26, 2007 are entitled to such dividend. As of June 27, 2007 the shares of the Corporation will be traded on the Athens Stock Exchange ex dividend for the fiscal year 2006 profits.

Payment of the dividend is to commence on July 4, 2007 by the Eurobank EFG Bank according to the procedure provided by the Athens Exchange and Central Securities Depositary rules, through the authorized operators of beneficiaries shareholders' Account at the Dematerialised Security System (D.S.S.).

In case you have requested exception from your D.S.S. operator or the Central Securities Depositary or your shares are kept by the Central Securities Depository, the dividend will be paid via the branch network of the Eurobank EFG, upon presentation in person of the identity card as well as a printout of the Account at the D.S.S.

For further information, shareholders may contact the Corporation's Shareholders Relations Office (tel. +30-210-5230951) or the Eurobank EFG Bank, Athens (tel. +30-210-3523442).

Athens, June 15, 2007

PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS
Greece

BY COURIER

No/Date : F/D1:355/15-6-2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose an announcement with the results of AGM.
This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- An announcement with the results of AGM

PUBLIC POWER CORPORATION S.A.

ANNOUNCEMENT

RESULTS OF THE 5th ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF "PUBLIC POWER CORPORATION S.A."

"PUBLIC POWER CORPORATION SOCIETE ANONYME" announces that, the fifth Annual General Meeting of the Shareholders, was held, with quorum 69,5%, on Friday, 15 June 2007. The Annual General Meeting of Shareholders discussed and approved the following:

ITEM ONE: Approval of the PPC S.A.'s stand alone and consolidated Financial Statements for the 5th fiscal year (from 1.1.2006 to 31.12.2006).

ITEM TWO: Approval of the unbundled Financial Statements pursuant to article 20 of Law 3426/2005, for the period 1-1-2006 to 31-12-2006.

ITEM THREE: Approval of the distribution of share dividend for the fiscal year 2006.

ITEM FOUR: Release of the members of the Board of Directors and of the chartered accountants from any responsibility for compensation concerning the fiscal year from 1.1.2006 to 31.12.2006 pursuant to article 35 of Codified Law 2190/1920.

ITEM FIVE: Ratification of appointment of the new Members of the Board of Directors and their capacity.

ITEM SIX: Approval of the remuneration and compensation paid to the Members of the Board of Directors of the Company for the fiscal year from 1.1.2006 to 31.12.2006 and pre-approval of the gross remuneration and compensation for the fiscal year from 1.1.2007 to 31.12.2007.

ITEM SEVEN: Amendment of articles 9,10,11,12,14,16,19,20,21,31 and 32 of the articles of Incorporation, addition of new articles 16a and 19a; codification of the articles of incorporation.

ITEM EIGHT: Appointment of chartered accountants for the fiscal year from 1.1.2007 to 31.12.2007 pursuant to articles 31 and 32 of the Articles of Incorporation of the Company and approval of the chartered accountants remuneration for the abovementioned fiscal year.

Athens, 15-6-2007

END